

Mail Stop 3561

January 15, 2010

Via U.S. Mail

William A. Smith II
Vice President, General Counsel and Secretary
Metals USA Holdings Corp.
One Riverway, Suite 1100
Houston, TX 77056

Re: Metals USA Holdings Corp.
Amendment No. 4 to Registration Statement on Form S-1
Filed on December 30, 2009
File No. 333-150999

Dear Mr. Hageman:

We have reviewed your responses to the comments in our letter dated December 17, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement on Form S-1

Prospectus Summary, page 1
Our Company, page 1

1. We note your response to our prior comment 5 and added disclosure and reissue. Please further expand your balancing disclosure to more fully describe how the weakened steel demand and prices in the domestic market impacted your company, similar to your response to our prior comment 11 and added disclosure at page 48.

2. We note your response to prior comment 2. Please revise to also disclose your net debt for the nine months ended September 30, 2009, and your cash flow from operations as of your fiscal year end, for comparisons.

Covenant Compliance, page 15

3. We note your inclusion of a "Covenant Compliance" section herein and within the
    Liquidity section of your MD&A on page 61. While we do not object to this
    subsection within your liquidity discussion, we believe that this discussion should
    be confined to the MD&A section. As explained in Question 102.09 of the
    Compliance and Disclosure Interpretations issued on January 11, 2010 on the use
    of non-GAAP financial measures, the disclosure of adjusted EBITDA and
    discussion of debt covenants is appropriate under circumstances similar to yours
    when presented within the MD&A section as a part of your discussion of liquidity.
    Please revise.

    We would not object to a presentation of the actual FCCR, with a cross reference to
    its computation in the Liquidity section of MD&A.

Risk Factors, page 19

Our operating results and liquidity could be negatively affected, page 19

4. We note your response to prior comment 7. Please revise the subheadings to
    indicate whether you are in the high or low cycles so that investors can assess the
    risk.

Our debt agreements impose significant operating and financial restrictions, page 25

5. Please indicate in the subheading that you currently do not satisfy some of your
    debt covenants.

6. We note your disclosure that the interest rate in respect to borrowings under the
    ABL facility is determined in reference to the FCCR. Please disclose how, or
    whether, your current FCCR has impacted the interest rate.

Covenant Compliance, page 61

7. We note that the definition and application of the FCCR in the ABL differs from
    the definition and application of the FCCR contained in the indentures. We
    understand that the FCCR presented in the table on page 63 has been determined
    based upon the requirements of the ABL facility because it is the most restrictive.
    Please confirm, or explain how our understanding is not correct.

8. To facilitate our understanding of the differences in the derivation of the FCCR,
    please provide us with a schedule of the actual computation of the FCCR as of

September 30, 2009 under the requirements of the indentures and under the requirements of the ABL facility. Indicate the nature of any significant differences.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3313 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Andrew J. Nussbaum, Esq.
        Wachtell, Lipton, Rosen & Katz LLP
        via facsimile: (212) 403-2000